

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2022

Graeme Pitkethly
Chief Financial Officer
Unilever PLC
100 Victoria Embankment
London, EC4Y 0DY, United Kingdom

> **Re: Unilever PLC**
>   **Form 20-F for the Year Ended December 31, 2021**
>   **Response dated July 1, 2022**
>   **File No. 001-04546**

Dear Mr. Pitkethly:

We have reviewed your July 1, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 25, 2022 letter.

Form 20-F for the Year Ended December 31, 2021

Report of the Corporate Responsibility Committee
Protecting and enhancing Unilever's reputations, page 81

1. We acknowledge your response to our prior comment, your recent announcement on June 29, 2022 that you have sold your Ben & Jerry's business interests in Israel, and note that you state you do not believe any effects of the Ben & Jerry's board's decision (including those caused by the divestment of your securities by certain shareholders) are material to you. You also state that you do not believe there are any material risks to you resulting from Ben & Jerry's having an independent board as Unilever retains primary responsibility for the operational and financial performance of the business. Please provide an analysis to support these conclusions, and include in your analysis why any future decisions by the independent Ben & Jerry's board will not be material to you or

result in material risks to you, as we note that the referenced sale only covers the Ben & Jerry's business in Israel and you have retained the remainder of the business. In addition, to the extent applicable, also include in your analysis how the retention of the Ben & Jerry's business in Israel might affect your assessment, as we note recent press reports indicating that the Ben & Jerry's board has commenced legal action against you regarding the sale, claiming that the independent board did not approve the sale.

 You may contact Nudrat Salik at at (202) 551-3692 or Daniel Gordon at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at (202) 551-8776 or Suzanne Hayes at (202) 551-3675 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Maria Varsellona